KIWA BIO-TECH PRODUCTS GROUP CORPORATION

October 27, 2008

H. Roger Schwall, Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:	Kiwa Bio-Tech Products Group Corporation
Form Schedule 14A - Preliminary Proxy Statement
Filed September 23, 2008
File No. 0-33167

Dear Mr. Schwall:

Kiwa Bio-Tech Products Group Corporation (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated October 20, 2008 (the “Comment Letter”) addressed to Mr. Wei Li, Chief Executive Officer of the Company, relating to the Company’s Form Schedule 14A – Other preliminary proxy statements filed with the Commission on September 23, 2008.

For your convenience, we have reprinted below the Staff’s comment from the Comment Letter in bold and set forth our response beneath it. To assist in your review we convey with this response letter a copy of our revised Schedule 14A, marked against our Schedule 14A filed on September 23, 2008.

Audit Committee Functions, page 5

1. Provide the disclosure that Item 407(d)(3) of Regulation S-K requires, including the names of all members pursuant to Item 407(d)(3)ii.

RESPONSE: We have added the names of the members of our board of directors (since our entire board of directors acts as our audit committee) and included the remaining disclosure required by Item 407(d)(3)ii.

Proposal 3 – Approval of Increase in Authorized shares of Common Stock, page 7

2. You state that “[t]he additional shares of common stock … may be used for such corporate purposes as the Board of Directors may determine from time to time to be necessary or desirable.” State explicitly whether you intend to create a reserve for the potential issuance of shares for the 6% Secured Convertible Notes, and if so, disclose how many of the additional shares of common will be used for that purpose. Also disclose explicitly whether you have any current plans, understandings or agreements to use any of the remaining shares. We may have additional comments.

KIWA BIO-TECH PRODUCTS GROUP CORPORATION

RESPONSE: Please see our revisions. The purpose of increasing the amount of our authorized shares is to cover stock issuable upon conversion of our 6% Notes, our other convertible instruments, and upon exercise of our outstanding warrants. Other than covering these potential conversions and exercises, we have no plans to issue additional shares of common stock. Our revised disclosure includes a table indicating the number of shares issuable upon conversion or exercise of our outstanding instruments at various market prices of our common stock.

Executive Compensation, page 12 through 15

3. Provide complete five years biographical sketches, without any gaps or ambiguities with regard to time or as to positions held during the five years. For example, in the Qi Wang sketch from page 4 that you reference, you do not indicate that he serves as your vice president (see page 10), nor do you state when he began to serve in that capacity. We also refer you to the incomplete sketches you provide for Messrs. Song, Ma and Guo. See Item 401(e) of Regulation S-K.

RESPONSE: We supplemented our disclosure for Mr. Qi Wang, one of nominees for director. We have clarified our disclosure to indicate that our named officers include our Chief Executive, Chief Financial Officer, and Secretary. Consequently we have deleted the biographical information for Messrs. Song, Ma and Guo.

4. Ensure that you file as exhibits to your Exchange Act periodic reports all required material contracts, including agreements relating to executive compensation and stock option plans.

RESPONSE: We have filed as exhibits with our periodic reports all material contracts, including all agreements relating to executive compensation and stock option plans.

5. We refer you generally to Item 402(l) through 402(r) of Regulation S-K, which you may choose to use as a smaller reporting company. See also Release No. 33-8876, “Smaller Reporting Company Regulatory Relief and Simplifications.”

RESPONSE: Thanks. We have made some amendments in accordance with these rules applicable to smaller reporting companies.

6. On page 12, you state that “[t]he Company had no officers or directors whose total annual salary and bonus during either 2007 or 2006, exceeded $100,000.” In your Summary Compensation Table on page 14, you include as named executive officers Messrs. Li and Luo. Elsewhere, in other tables, you include additional persons. Please review the rules set forth under Item 402(m)(2) of Regulation S-K and its Instructions regarding identifying the named executive officers for a smaller reporting company, and revise as necessary.

KIWA BIO-TECH PRODUCTS GROUP CORPORATION

RESPONSE: We have revised as necessary.

Outstanding Equity Awards at Fiscal Year End Table, page 13

7. You have included a table with the caption “Option Grant Table.” Please change the caption to “Outstanding Equity Awards at Fiscal Year End Table” and otherwise conform to requirements of Item 402(p) of Regulation S-K. See also Item 402(m)(4) of Regulation S-k.

RESPONSE: Revised per the requirements of Item 402(p).

Aggregate Option Exercises in 2007 and FY-End Option Values, page 14

8. If you include this table, use the caption and format Item 402(g) of Regulation S-K specifies.

RESPONSE: We deleted this table.

Summary Compensation Table, page 14

9. If the amounts that currently appear in the “Bonus” column are annual performance bonuses that were intended to serve as incentives for performance to occur over a year, move them from the “Bonus” column to the “Nonequity Incentive Plan Compensation” column. See the definitions of “plan” and “incentive plan” in Item 402(m)(5)(ii) and (iii) of Regulation S-K.

RESPONSE: The referenced amounts are bonuses intended to serve as incentives for performance to occur over a year and accordingly we have reclassified the bonus amounts under “Nonequity Incentive Plan Compensation”.

Narrative disclosure accompanying the Summary Compensation Table, page 15 – retirement, severance and change in control arrangements

10. You state in the narrative disclosure accompanying the Summary Compensation Table that “there are no compensatory plans or arrangements with respect to a named executive officer that would result in payments or installments in excess of $100,000 upon the resignation, retirement or other termination of such executive officer’s employment with us or from a change-in-control.” Item 402(q) of Regulation S-K requires the disclosure of any material terms regarding retirement benefits, severance arrangements or change in control arrangements, but it does not provide for a materiality threshold of $100,000. Please revise accordingly.

KIWA BIO-TECH PRODUCTS GROUP CORPORATION

RESPONSE: We have revised our disclosure to eliminate the implication that there is a materiality threshold of $100,000.

Proxy Card

11. Your filing did not include a form of proxy card. Please revise to include the form of proxy card.

RESPONSE: We have incorporated the proxy card together with the Form Schedule 14A.

The Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kiwa Bio-Tech Products Group Corporation

By: /s/	WEI LI
Wei Li
Chief Executive Officer

cc:	T. Levenberg N. Gholson Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549	Carter Mackley, Esq. K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, WA 98104